July 14, 2009

Mail Stop 4720

Mr. William Tay
President
Winrock International, Inc.
P.O. Box 42198
Philadelphia, PA 19101

Re: Winrock International, Inc.
Registration Statement on Form 10-12G, filed June 17, 2009
File No. 000-53702

Dear Mr. Tay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G

General

1. Please update the discussion throughout the document to the most recent date practicable.

2. Please note that your Form 10 will become effective by operation of law 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If you have not resolved all outstanding comments within this 60 day period, you should consider withdrawing the Form 10 prior to the end of the 60 day period and filing a new Form 10 that includes changes responsive to any outstanding comments. Additionally,

please note that the effectiveness of your Form 10 will commence your reporting obligations as a registrant under Section 12(g) of the Securities Exchange Act of 1934.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.   If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

4. You are encouraged to provide your Internet website address, if applicable.

5. Please insert page numbers in your next amendment of the filing.

6. Please file as exhibits any written agreements with William Tay related to the issuance of 31,340,000 shares of common stock to Mr. Tay, including any founder's stock purchase agreement or similar arrangement.

Item 1. Description of Business

Business of Issuer

7. Please delete the second sentence of the second paragraph in this section which states your principal business objective will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. This sentence suggests that you currently have an active, income-generating business and therefore a choice between continuing to generate short-term earnings or pursuing a longer-term acquisition strategy.

Potential Target Companies

8. In this section, you disclose that the analysis of new business opportunities will be undertaken "by or under the supervision of the officers and directors of the Company." As you only have one officer and director, Mr. Tay, please revise this statement to indicate that your sole officer and director, Mr. Tay, will evaluate acquisition candidates. Please similarly revise any other references to officers and directors throughout your filing. We also note that you refer in this section to acquisition candidates possibly desiring to retain on or more members of management. As there is only one member of management, please revise this statement to indicate that such acquisition candidates may desire to retain Mr. Tay. Please similarly revise other statements throughout the filing that refer to management in the plural form to refer directly to Mr. Tay.

Reports to Security Holders

9. The address of the SEC has changed to 100 F Street, N.E., Washington, D.C. 20549. Please revise your disclosure regarding the SEC Public Reference Room accordingly.

Item 1A. Risk Factors

"There may be conflicts of interest between our management and our non-management stockholders"

10. Please identify the other blank check companies your sole officer and director is involved with and any specific conflicts of interest.

11. Explain your process for handling conflicts of interest given that you currently only have one director and officer.

"Our management intends to devote only a limited amount of time…"

12. Please state how many hours Mr. Tay currently devotes to your company each week and identify his other business activities.

"We will be deemed a blank check company under Rule 419.."

13. Please expand this risk factor to discuss your obligation under Rule 419 to file a post-effective amendment to your registration statement publicly offering securities if, during any period in which offers or sales are being made under such registration statement, a significant acquisition becomes probable.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation.

14. We note that you "will be able to meet these costs through the use of funds in our treasury". Please clarify what is meant by this statement. We note that you have no cash on hand as of April 30, 2009.

Item 4. Security Ownership of Certain Beneficial Owners and Management

15. Please update the principal stockholders table to be as of the most recent practicable date and please state this date in your next amendment.

16. Please delete the last sentence of this section which references "each of the shareholders named in this table" as you only have one shareholder.

Item 5. Directors, Executive Officers, Promoters and Control Persons

17. Please specify whether Mr. Tay was self-employed as a consultant during the past five years or, if he worked for another entity, please identify that entity and the dates of employment.

18. Please state the authorized number of directors of your company.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence

19. Please include the disclosure required under Item 404(b) regarding your policies and procedures for review, approval or ratification of related party transactions. Discuss your process for evaluating such transactions given that you currently have only one director and officer.

20. Please disclose the dollar amount of incorporation and organizational fees Mr. Tay paid on behalf of the company.

21. Please revise the last sentence of the second paragraph of this section which states that the company will not have any expenses until the consummation of a transaction to clarify that the company will have expenses but that Mr. Tay will pay for such expenses in his personal capacity. Please revise your disclosure to clarify whether the company will pay or give any further compensation or consideration to Mr. Tay for advancing funds to pay for additional expenses as incurred. Please also state whether these arrangements regarding the future financing of the company are memorialized in any written document, agreement or contract. If so, please identify the written document, agreement or contract, briefly describe the material terms and file such document, agreement or contract as an exhibit to your filing pursuant to the requirements of Regulation S-K, Item 601(b)(10).

Financial Statements

Notes to Financial Statements, page F-6

Note 4. Shareholder's Equity

22. Please tell us and disclose how you determined the value of the 31 million shares issued to fund organizational start-up costs.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya, Staff Attorney at (202) 551-3495 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director